OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pepperball Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
713372100
(CUSIP Number)
Jeffrey Carmody
C/O Agility Capital, LLC
226 East Canon Perdido Street, Suite F
Santa Barbara, CA 93101
(805) 568-0424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	713372100

1	NAMES OF REPORTING PERSONS AGILITY CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		1,236,624*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,236,624*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,236,624*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* Comprised of (1) 48,599 shares of Common Stock issuable upon exercise of a warrant issued to the reporting person on April 25, 2008, (2) 388,794 shares of Series B Preferred Stock issuable upon exercise of a warrant issued to the reporting person on April 20, 2007, which shares of Series B Preferred Stock are currently convertible into Common Stock on a one-for-one basis, (3) 41,656 shares of Common Stock issuable upon exercise of a warrant issued to the reporting person on October 19, 2007, and (4) 757,575 shares of Common Stock issuable upon exercise of a warrant issued to the reporting person on December 12, 2008 (the “December 2008 Warrant”). The number of shares issuable upon exercise of the December 2008 Warrant is determined by dividing $150,000 by the “Warrant Price”, as defined in the December 2008 Warrant. The current Warrant Price is $0.198/share, but the Warrant Price is subject to downward adjustment upon the occurrence of events specified in the December 2008 Warrant. Accordingly, the December 2008 Warrant may become exercisable for additional shares upon the occurrence of such events.

** Based upon 12,216,601 shares of Common Stock outstanding as of September 30, 3008, and calculated in accordance with Rule 13d-3(d)(1)(i).

Item 1.
(a)	Name of Issuer: Pepperball Technologies, Inc.,

(b)	Address of Issuer’s Principal Executive Offices: 6142 Nancy Ridge Drive, Suite 101, San Diego, CA 92121
Item 2.
(1)(a)	NAME OF PERSONS FILING: Agility Capital, LLC

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 226 East Canon Perdido Street, Suite F, Santa Barbara, CA 93101

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 713372100

(2)(a)	NAME OF PERSONS FILING:

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(c)	CITIZENSHIP:

(d)	TITLE OF CLASS OF SECURITIES:

(e)	CUSIP NUMBER:
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not Applicable.
Item 4. Ownership

(a)	Amount Beneficially Owned:		1,236,624*

(b)	Percent of Class:		9.2% (based upon 12,216,601 shares of Common Stock outstanding as of September 30, 3008, and calculated in accordance with Rule 13d-3(d)(1)(i))

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	1,236,624*

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:	1,236,624*

	(iv)	shared power to dispose or to direct the disposition of:	0
Comprised of (1) 48,599 shares of Common Stock issuable upon exercise of a warrant issued to the reporting person on April 25, 2008, (2) 388,794 shares of Series B Preferred Stock issuable upon exercise of a warrant issued to the reporting person on April 20, 2007, which shares of Series B Preferred Stock are currently convertible into Common Stock on a one-for-one basis, (3) 41,656 shares of Common Stock issuable upon exercise of a warrant issued to the reporting person on October 19, 2007, and (4) 757,575 shares of Common Stock issuable upon exercise of a warrant issued to the reporting person on December 12, 2008 (the “December 2008 Warrant”). The number of shares issuable upon exercise of the December 2008 Warrant is determined by dividing $150,000 by the “Warrant Price”, as defined in the December 2008 Warrant. The current Warrant Price is $0.198/share, but the Warrant Price is subject to downward adjustment upon the occurrence of events specified in the December 2008 Warrant. Accordingly, the December 2008 Warrant may become exercisable for additional shares upon the occurrence of such events.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2009	Agility Capital, LLC

	By:	/s/ Jeffrey Carmody

	Name:	Jeffrey Carmody
	Title:	Chief Operating Officer

5